Exhibit 4.3

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “the Company,” “we,” “our,” “us,” or similar references mean Tectonic Financial, Inc. and not its subsidiaries.

The following summary description is based on the provisions of our Amended and Restated Certificate of Formation (as amended, the “certificate of formation”), Certificate of Designation for the 9.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock (the “certificate of designation”) and our Amended and Restated Bylaws (the “bylaws”). This description is not complete and is subject to, and is qualified in its entirety by reference to, our certificate of formation, certificate of designation and bylaws (each of which are filed as exhibits to this and/or future Annual Reports on Form 10-K) and applicable Texas law.

General

Our certificate of formation authorizes the issuance of up to 40,000,000 shares of voting common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, or non-voting common stock, and up to 10,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. Our board of directors is authorized to fix the number of shares of each series and determine the designations and the powers, preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of any such series. The “9.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock” is designated as one series of our authorized preferred stock (the “Series B preferred stock”).

As of December 31, 2019, we had 6,568,750 shares of our common stock issued and outstanding, no shares of non-voting common stock and 1,725,000 shares of Series B preferred stock outstanding. We have reserved 750,000 shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that are available for issuance under our Amended and Restated Equity Plan.

Our Series B preferred stock, par value $0.01 per share, is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “TECTP.”

Ranking

With respect to the payment of dividends and rights (including redemption rights) upon our liquidation, dissolution or winding up, the Series B preferred stock ranks (i) senior and prior to our common stock and any other class or series of preferred stock that by its terms is designated as ranking junior to the Series B preferred stock, (ii) pari passu with all existing and future series of preferred stock that by its terms is designated as ranking equal to the Series B preferred stock or does not state it is junior or senior to the Series B preferred stock and (iii) junior to all our existing and future indebtedness and other liabilities and any class or series of preferred stock that is expressly designated as ranking senior to the Series B preferred stock (subject to any requisite consents prior to issuance).

Dividends

Holders of the Series B preferred stock are entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the liquidation preference of $10.00 per share of Series B preferred stock, and no more, at a rate equal to 9.00% per annum, for each quarterly Dividend Period occurring from, and including, the original issue date of the Series B preferred stock to, but excluding, May 15, 2024 (the “Fixed Rate Period”), and thereafter, three-month LIBOR (as defined below) plus a spread of 672.0 basis points per annum, for each quarterly Dividend Period beginning May 15, 2024 (the “Floating Rate Period”). A “Dividend Period” means the period from, and including, each Dividend Payment Date (as defined below) to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which is the period from, and including, the issue date of the shares of Series B preferred stock to, but excluding, the next succeeding Dividend Payment Date. References to the “accrual” of dividends refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

When, as, and if declared by our board of directors, we will pay cash dividends on the Series B preferred stock quarterly, in arrears, on February 15, May 15, August 15, and November 15 of each year (each such date, a “Dividend Payment Date”). We will pay cash dividends to the holders of record of shares of the Series B preferred stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date on or prior to May 15, 2024 is a day that is not a business day (as defined below), then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. If any Dividend Payment Date after May 15, 2024 is a day that is not a business day, then the Dividend Payment Date will be the immediately succeeding business day unless such day falls in the next calendar month, in which case the Dividend Payment Date will instead be the immediately preceding day that is a business day, and dividends will accrue to the Dividend Payment Date as so adjusted. A “business day” for the Fixed Rate Period means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation, or executive order to be closed. A “business day” for the Floating Rate Period means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation, or executive order to be closed, and additionally, is a London banking day (as defined below).

We will calculate dividends on the Series B preferred stock for the Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. We will calculate dividends on the Series B preferred stock for the Floating Rate Period on the basis of the actual number of days in a Dividend Period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series B preferred stock will cease to accrue after the redemption date, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series B preferred stock called for redemption.

Although we intend to pay dividends on the Series B preferred stock, dividends on the Series B preferred stock are not cumulative or mandatory. If our board of directors does not declare a dividend on the Series B preferred stock, or our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period, the holders will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and we will have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series B preferred stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

Dividends on the Series B preferred stock accrue from the original issue date at the then-applicable dividend rate on the liquidation preference amount of $10.00 per share. If we issue additional shares of the Series B preferred stock, dividends on those additional shares will accrue from the original issue date of those additional shares at the then-applicable dividend rate.

The dividend rate for each Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Dividend Period, which date is the “dividend determination date” for the relevant Dividend Period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Once the dividend rate for the Series B preferred stock is determined, the calculation agent will deliver that information to us and our transfer agent. Absent manifest error, the calculation agent's determination of the dividend rate for a Dividend Period for the Series B preferred stock will be final. A “London banking day” is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three month period, as that rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant dividend determination date. In the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.

If no offered rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, in consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of a single transaction at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent in consultation with us will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable Dividend Period in an amount of at least $1,000,000, that is representative of a single transaction at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

Notwithstanding the paragraph immediately above, if we, in our sole discretion, determine that three-month LIBOR has been permanently discontinued or is no longer viewed as an acceptable benchmark for securities like the Series B preferred stock and we have notified the calculation agent of such determination (a “LIBOR event”), then the calculation agent will use, as directed by us, as a substitute for three-month LIBOR for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR (the “Alternative Rate”). As part of such substitution, the calculation agent will, as directed by us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate. If we determine that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, we may, in our sole discretion, appoint an IFA to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA shall be binding on us, the calculation agent and the holders of the Series B preferred stock. If a LIBOR event has occurred, but for any reason an Alternative Rate has not been determined or we determine, in our sole discretion, that there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments or an IFA has not been appointed), three-month LIBOR for the next Dividend Period to which the determination date relates shall be three-month LIBOR as in effect for the then-current Dividend Period; provided that if this sentence is applicable with respect to the first Dividend Period in the Floating Rate Period, the dividend rate, business day convention and manner of calculating dividends applicable during the Fixed Rate Period shall remain in effect during the Floating Rate Period.

Priority Regarding Dividends

While any share of Series B preferred stock remains outstanding, unless the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series B preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside:

(1)

no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined below) (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);

(2)

no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3)

no shares of Parity Stock (as defined below) will be repurchased, redeemed or otherwise acquired for consideration by us (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series B preferred stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for other Parity Stock or Junior Stock).

The foregoing limitations do not apply to purchases or acquisitions of our Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of our employment, severance, or consulting agreements) of ours or of any of our subsidiaries.

Except as provided below, while any share of Series B preferred stock remains outstanding, we will not declare, pay, or set aside for payment full dividends on any Parity Stock unless we have paid in full, or set aside payment in full, in respect of all declared and unpaid dividends (without regard to any undeclared dividends) for all Dividend Periods for outstanding shares of Series B preferred stock. To the extent that we declare dividends on the Series B preferred stock and on any Parity Stock but cannot make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of the Series B preferred stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of the Series B preferred stock and (1) in the case of cumulative Parity Stock the aggregate of the accrued and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared but unpaid dividends due on any such Parity Stock. No interest will be payable in respect of any dividend payment on Series B preferred stock that may be in arrears.

As used herein, “Junior Stock” means our common stock and any other class or series of our capital stock over which the Series B preferred stock has preference or priority in the payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up, and “Parity Stock” means any other class or series of our capital stock that ranks on a par with the Series B preferred stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors, may be declared and paid on our common stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series B preferred stock will not be entitled to participate in those dividends.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the outstanding shares of the Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of our common stock or any other Junior Stock, a liquidating distribution in the amount of a liquidation preference of $10.00 per share, plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends (without regard to any undeclared dividends) for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors, and creditors and subject to the rights of holders of any securities ranking senior to the Series B preferred stock. If our remaining assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding Series B preferred stock and all Parity Stock, then we will distribute our assets to those holders ratably in proportion to the full liquidating distributions to which they would otherwise have received.

Our merger or consolidation with or into any other entity or by another entity with or into us or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a liquidation, dissolution or winding up. If we enter into any merger or consolidation transaction with or into any other entity and we are not the surviving entity in such transaction, the Series B preferred stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series B preferred stock.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series B preferred stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary's voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary's creditors, except to the extent that we are a creditor with recognized claims against that subsidiary. In addition, holders of the Series B preferred stock may be effectively subordinated to the claims of the U.S. government against our banking subsidiaries in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

Conversion Rights

The Series B preferred stock is not convertible into or exchangeable for any other of our property, interests or securities.

Redemption

The Series B preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

The holders of the Series B preferred stock do not have the right to require the redemption or repurchase of the Series B preferred stock.

In addition, under the Board of Governors of the Federal Reserve System (the “Federal Reserve”) risk-based capital rules applicable to bank holding companies, any redemption of the Series B preferred stock is subject to prior approval of the Federal Reserve.

Optional Redemption

We may redeem the Series B preferred stock, in whole or in part, at our option, on any Dividend Payment Date on or after May 15, 2024, with not less than 30 days' and not more than 60 days' notice (“Optional Redemption”), subject to the approval of the appropriate federal banking agency, at the redemption price provided below. Dividends will not accrue on those shares of Series B preferred stock on and after the redemption date.

Redemption Following a Regulatory Capital Treatment Event

We may redeem the Series B preferred stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event (as defined below), subject to the approval of the appropriate federal banking agency, at the redemption price provided below (“Regulatory Event Redemption”). A “Regulatory Capital Treatment Event” means a good faith determination by us that, as a result of any:

•

amendment to, clarification of, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series B preferred stock;

•	proposed change in the above laws or regulations that is announced or becomes effective after the initial issuance of the Series B preferred stock; or
•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying the above laws or regulations that is announced or becomes effective after the initial issuance of the Series B preferred stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the Series B preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series B preferred stock is outstanding. Dividends will not accrue on the shares of the Series B preferred stock on and after the redemption date.

Redemption Price

The redemption price for any redemption of the Series B preferred stock, whether an Optional Redemption or Regulatory Event Redemption, will be equal to the amount of the liquidation preference of $10.00 per share, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Redemption Procedures

If we elect to redeem any shares of the Series B preferred stock, we will provide notice to the holders of record of the shares of the Series B preferred stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of the Series B preferred stock are held in book-entry form through DTC (as defined herein), we may give this notice in any manner permitted by DTC). Any notice given as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of the Series B preferred stock designated for redemption will not affect the redemption of any other shares of the Series B preferred stock. Each notice of redemption shall state:

•	the redemption date;
•	the redemption price;
•	if fewer than all shares of the Series B preferred stock are to be redeemed, the number of shares of the Series B preferred stock to be redeemed; and
•	the manner in which holders of the Series B preferred stock called for redemption may obtain payment of the redemption price in respect of those shares.

If notice of redemption of any shares of the Series B preferred stock has been given and if the funds necessary for such redemption have been deposited by us in trust with a bank for the benefit of the holders of any shares of the Series B preferred stock so called for redemption, then from and after the redemption date such shares of the Series B preferred stock will no longer be deemed outstanding for any purpose, all dividends with respect to such shares of the Series B preferred stock shall cease to accrue after the redemption date and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the Series B preferred stock at the time outstanding, the shares of the Series B preferred stock to be redeemed will be selected either pro rata or by lot or in such other manner as our board of directors determines to be fair and equitable and permitted by the rules of any stock exchange on which the Series B preferred stock is listed. Subject to the provisions set forth herein, our board of directors will have the full power and authority to prescribe the terms and conditions upon which shares of the Series B preferred stock may be redeemed from time to time.

Voting Rights

Owners of the Series B preferred stock will not have any voting rights, except as set forth below, in the designation or as otherwise required by applicable law. To the extent that owners of the Series B preferred stock are entitled to vote, each holder of the Series B preferred stock will have one vote per share.

Whenever dividends payable on the Series B preferred stock or any other class or series of preferred stock ranking equally with the Series B preferred stock as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been designated and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series B preferred stock voting as a class with holders of shares of any other series of our preferred stock ranking equally with the Series B preferred stock as to payment of dividends, and upon which equivalent voting rights have been designated and are exercisable (“Voting Parity Stock”), will be entitled to vote for the election of two additional directors to our board of directors on the terms set forth below (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). In the event that the holders of the shares of the Series B preferred stock are entitled to vote as described in this paragraph, the number of members of our board of directors at the time will be increased by two directors, and the holders of the Series B preferred stock and Voting Parity Stock will have the right, as members of that class, as outlined above, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series B preferred stock or any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for our next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of the Nasdaq Stock Market LLC (or any other exchange on which our securities may at such time be listed) with which “controlled companies” must comply, and provided further that at no time shall our board of directors include more than two Preferred Stock Directors.

When dividends on the Series B preferred stock have been declared and paid in full for the equivalent of at least four Dividend Periods following a Nonpayment, the voting rights described above will terminate, except as expressly provided by law.

Upon termination of the right of the holders of the Series B preferred stock and Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time by the holders of record of a majority of the outstanding shares of the Series B preferred stock (together with holders of any Voting Parity Stock) when they have the voting rights described herein. So long as a Nonpayment continues, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the director elected as described above who remains in office, or if none remains in office, by the vote of the holders of the Series B preferred stock (voting together as a single class with holders of any Voting Parity Stock) as described above to serve until the next annual meeting of shareholders.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of that series.

While any shares of Series B preferred stock remain outstanding, we will not, without the affirmative vote or consent of holders of at least 66 2∕3% in voting power of the Series B preferred stock and any Voting Parity Stock, voting together as a class, authorize, create or issue any capital stock ranking senior to the Series B preferred stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. While any shares of the Series B preferred stock remain outstanding, we will not, without the affirmative vote of the holders of at least 66 2∕3% in voting power of the Series B preferred stock, amend, alter or repeal any provision of the certificate of designation or our certificate of formation, including by merger, consolidation or otherwise, so as to adversely affect the rights, powers or preferences of the Series B preferred stock.

Notwithstanding the foregoing, none of the following will be deemed to affect the rights, powers or preferences of the Series B preferred stock:

•

any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Series B preferred stock as to dividends or distribution of assets upon our liquidation, dissolution or winding up;

•	a merger or consolidation of us with or into another entity in which the shares of the Series B preferred stock remain outstanding; and
•

a merger or consolidation of us with or into another entity in which the shares of the Series B preferred stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have terms identical to the terms of the Series B preferred stock.

The foregoing voting rights of the holders of the Series B preferred stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of the Series B preferred stock shall have been redeemed or called for redemption upon proper notice and we shall have set aside sufficient funds for the benefit of holders of the Series B preferred stock to effect the redemption.

Transfer Agent and Registrar

Broadridge is the transfer agent and registrar for the Series B preferred stock.

Calculation Agent

We will appoint a calculation agent for the Series B preferred stock prior to the commencement of the Floating Rate Period. The Company may appoint itself or an affiliate as the calculation agent.